CHINA SHIPPING 12g3-2(b)
File No. 82-34857

THE STANDARD 16 NOV 2005

B40 China Shipping Container Lines SUPPL

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

ANNOUNCEMENT

Reference is made to the announcement of the Company dated 7 November 2005 relating to the State Share Reform Proposal.

Upon the request and authorization of the controlling shareholder of the Company, CSC, the Board hereby announces the delay in the release of the announcement containing the final agreed terms of the State Share Reform Proposal made by CSC to the A Shareholders on 7 November 2005. Trading in the A Shares will continue to be suspended on the SSE pending release of the above announcement.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement of China Shipping Development Company Limited (the "**Company**") dated 7 November 2005 (the "**Announcement**"). Terms defined in the Announcement have the same meanings when used in this announcement unless otherwise defined herein.

Following consultation with the A Shareholders, China Shipping (Group) Company (中國海運(集團)總公司) ("**CSC**"), the controlling shareholder of the Company proposes to revise the State Share Reform Proposal (the "**Revised State Share Reform Proposal**"). CSC is still in the process of obtaining the requisite approval(s) from the relevant PRC governmental authorities as regards the Revised State Share Reform Proposal. Hence, the board of directors of the Company (the "**Board**") hereby announces the delay in the release of the announcement containing the final agreed terms of the State Share Reform Proposal, which was expected to be released on a date no later than 16 November 2005. Trading in the A Shares will continue to be suspended on the SSE pending release of the announcement setting out the Revised State Share Reform Proposal.

An announcement similar to this announcement is posted on the website of the SSE at www.sse.com.cn.

As soon as practicable after the Company has obtained the requisite approval(s) referred to above, the Company will issue a further announcement to inform its shareholders and potential investors of the Revised State Share Reform Proposal.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

16 November 2005
Shanghai, the PRC

* *As at the date of this announcement, the Board comprises of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Wang Kunhe and Mr. Yao Zuozhi as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

dlw 11/23

CHINA SHIPPING 12g3-2(b)
File No. 82-34857
18 NOV 2005

B45

THE STANDARD

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 1138)

REVISED STATE SHARE REFORM PROPOSAL

Reference is made to the announcement of the Company dated 7 November 2005 relating to the State Share Reform Proposal.

Upon the request and authorization of the controlling shareholder of the Company, CSC, the Board hereby announces certain revisions to the State Share Reform Proposal made by CSC to the A Shareholders on 7 November 2005. In particular, under the Revised State Share Reform Proposal, CSC proposes to revise its offer of State-owned Shares to the A Shareholders under the State Share Reform Proposal from 2.3 State-owned Shares to 2.9 State-owned Shares to each A Shareholder for every 10 A Shares held by such A Shareholder as at close of business on the Record Date (currently revised to 25 November 2005), as consideration for their approval of the Conversion. CSC has no plan to make similar offer of shares to the holders of H Shares under the Revised State Share Reform Proposal.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement of China Shipping Development Company Limited (the "**Company**") dated 7 November 2005 (the "**Announcement**"). Terms defined in the Announcement have the same meanings when used in this announcement unless otherwise defined herein.

1. **Revisions concerning the State Share Reform Proposal**

Following consultation with the A Shareholders, China Shipping (Group) Company (中國海運(集團)總公司) ("**CSC**"), the controlling shareholder of the Company proposes the following:

(a) to revise its offer of State-owned Shares to the A Shareholders under the State Share Reform Proposal from 2.3 State-owned Shares to 2.9 State-owned Shares to each A Shareholder for every 10 A Shares held by such A Shareholders as at the close of business on the Record Date (currently revised to 25 November 2005), as consideration for their approval of the Conversion (the "**Revised State Share Reform Proposal**"). CSC has no plan to make similar offer of shares to the holders of H Shares under the Revised State Share Reform Proposal; and

(b) to amend its undertaking as described in paragraph (c) of Section 3 of the Announcement as follows:

"(c) within the 24 months period from the date on which the period referred to in paragraph (b) above expires, CSC shall not sell any of its State-owned Shares (subject to any adjustment resulting from any alteration to the registered share capital of the Company) on the SSE at a price which is less than 150% of the closing A Share price as quoted on the SSE on the trading day immediately before the date of the Announcement, which is RMB9.38.".

The undertakings by CSC referred to in Section 3 of the Announcement and the opinions of Changjiang BNP Paribas Peregrine Securities Company Limited and Jun He Law Offices, referred to in Section 4 of the Announcement, both in relation to the State Share Reform Proposal, shall be equally applicable to the Revised State Share Reform Proposal.

Other terms of the State Share Reform Proposal remain unchanged.

The board of directors of the Company (the "**Board**") wishes to announce that as requested and authorized by CSC, the Company had on 18 November 2005 issued a notice to the A Shareholders and CSC setting out the Revised State Share Reform Proposal.

(a) *Shareholding structure*

The shareholding structure of the Company before and after the coming into effect of the Revised State Reform Proposal is as follows:

Immediately before the coming into effect of the Revised State Share Reform Proposal

	Number of shares	Percentage of registered share capital (%)
Unlisted shares:		
State-owned Shares(held by CSC)	1,680,000,000	50.51
Sub total	1,680,000,000	50.51
Listed shares:		
(i) A Shares	350,000,000	10.52
(ii) H Shares	1,296,000,000	38.97
Sub-total	1,646,000,000	49.49
Total	**3,326,000,000**	**100**

Immediately after the coming into effect of the Revised State Share Reform Proposal

	Number of shares	Percentage of registered share capital (%)
Shares subject to trading moratorium:		
State-owned Shares (held by CSC)	1,578,500,000	47.46
Total	1,578,500,000	47.46
Listed shares not subject to trading moratorium		
(i) A Shares	451,500,000	13.57
(ii) H Shares	1,296,000,000	38.97
Sub-total	1,747,500,000	52.54
Total	**3,326,000,000**	**100**

(b) *Total value of the State-owned Shares offered to the A Shareholders under the Revised State Share Reform Proposal*

Based on a value of HK$5.40 (approximately RMB5.63) per A Share which is the closing price of H Shares as quoted on The Stock Exchange of Hong Kong Limited at close of trading on 4 November 2005, and the offer of 2.9 State-owned Shares to each A Shareholder made by CSC for every 10 A Shares held by such A Shareholder, the total value of the State-owned Shares offered to the A Shareholders under the Revised State Share Reform Proposal would be approximately RMB571,445,000. As such, the total value of the consideration offered to the A Shareholders would be approximately RMB571,445,000.

2. **Resumption of Trading in A Shares**

Trading in the A Shares will resume on the SSE on 21 November 2005. The Company will apply for a further suspension in trading in the A Shares on the SSE with effect from the trading day immediately following the Record Date (currently revised to 25 November 2005) and trading in the A Shares is expected to resume on the Listing Date (currently expected to be 30 December 2005).

3. **General**

Details of the Revised State Share Reform Proposal and copies of all other relevant documents required to be filed under the rules of the SSE are posted on the website of the SSE at www.sse.com.cn.

The Company will issue further announcements from time to time to update its shareholders and potential investors on any material development on the Revised State Share Reform Proposal.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

18 November 2005
Shanghai, the PRC

Note: Unless otherwise specified and for reference only, the conversion of Hong Kong dollars into Renminbi is based on the exchange rate of HK$1 =RMB1.0426 in this announcement.

* *As at the date of this announcement, the Board comprises of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Wang Kunhe and Mr. Yao Zuozhi as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*